UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

August 17, 2023
___________________________
Commission File Number: 001-39007
____________________________________________
Borr Drilling Limited
____________________________________________
S.E. Pearman Building
2nd Floor 9 Par-la-Ville Road
Hamilton HM11 Bermuda
+1 (441) 542-9234
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Yes ☒ No ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this Report on Form 6-K is our Unaudited Interim Financial Report for the six months ended June 30, 2023.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (Registration Number 333-254525 and Registration Number 333-266328) which were filed with the U.S. Securities and Exchange Commission (the "Commission") on March 19, 2021 and July 26, 2022, respectively, and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, or the Securities Exchange Act of 1934.

Exhibits

99.1 Unaudited Interim Financial Report for the six months ended June 30, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Borr Drilling Limited
(Registrant)

	By:	/s/ Magnus Vaaler
	Name:	Magnus Vaaler
August 17, 2023	Title:	Principal Financial Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

This document and any other written or oral statements made by us in connection with this document include forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “goals,” “intend,” “plan,” “projection,” “believe,” “likely to” “target,” “outlook,” or other similar expressions. These forward-looking statements include statements about plans, objectives, goals, strategies, future events or performance, outlook, prospects and trends, including market outlook, contract backlog, expected contracting and operation of our jack-up rigs, drilling contracts, tender activity, statements with respect to newbuilds, including expected delivery dates, statements with respect to our joint ventures ("JV's"), industry trends, including activity levels in the jack-up rig and oil industry, expected demand for and utilization of rigs, statements with respect to the agreements with our creditors, statements in this report under the heading “Going Concern Assumption” in the operating and financial review and prospects discussion and “Going concern" in Note 1 of the Unaudited Consolidated Financial Statements and other non-historical statements.

These forward-looking statements are not statements of historical facts and are based upon current estimates, expectations, beliefs and various assumptions, many of which are based, in turn, upon further assumptions. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including: risks relating to our industry and business, including risks relating to industry conditions and tendering activity, the risk of delays in payments to our JVs and consequent payments to us, the risk that our customers do not comply with their contractual obligations, risks relating to our liquidity, including the risk that we may not be able to meet our liquidity requirements from cash flows from operations and through issuance of additional debt or equity or sale of assets, risks relating to our loan agreements and other debt instruments and rig purchase and finance contracts, including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet or refinance our significant debt obligations including debt maturities and obligations under rig purchase and finance contracts and our other obligations as they fall due, risks relating to the agreements we have reached with our lenders to refinance our debt, including risks relating to the maturity of our secured debt in 2025, and our bonds maturing in 2026 and 2028, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern, risks relating to our newbuild purchase and financing agreements, risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risks relating to the military action in Ukraine and its impact on our business, and other risks described in Part. I of "Item 3.D. Risk Factors" of our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. Any forward-looking statements that we make in this report speak only as of the date of such statements and we caution readers of this report not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made.

Exhibit 99.1

Management Discussion and Analysis of Financial Condition and Results of Operation
The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2023 and 2022. Unless the context indicates otherwise, the "Company," the "Registrant," "we," "us," "our," and words of similar nature, all refer to Borr Drilling Limited and its consolidated subsidiaries. Unless otherwise indicated, all references to "USD" and "$" in this report are to U.S. dollars. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms used herein, please see Item 5 of our annual report on Form 20-F for the year ended December 31, 2022, which was filed with the Commission on March 30, 2023.
Overview
We are an offshore shallow-water drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership, contracting and operation of jack-up rigs for operation in shallow-water areas (i.e., in water depths up to approximately 400 feet), including the provision of related equipment and work crews to conduct oil and gas drilling and workover operations for exploration and production customers. As of June 30, 2023, we had a total of 22 premium jack-up rigs and had agreed to purchase two additional premium jack-up rigs under construction.
Recent Developments
Amendment to the New Secured Facility with DNB Bank ASA (DNB Facility)
In April 2023, we amended our $150.0 million bilateral facility provided by DNB Bank ASA increasing the facility to $175.0 million. We drew down the additional $25.0 million in April 2023 to be used for general corporate purposes. In addition, we entered into a facility with DNB Bank ASA to provide guarantees and letters of credit of up to $25.0 million, enabling the Company to make freely available the $10.5 million restricted cash related to guarantees and letters of credit in the Consolidated Balance Sheets as at March 31, 2023.
Repayment of $350.0 million Convertible Bonds
On May 23, 2023, the Company repaid the remaining outstanding amount of $151.2 million on its $350.0 million Convertible Bonds due in May 2023, following which $2.8 million of restricted cash was released.
Increase in Issued Share Capital
During July 2023, we sold 1,293,955 shares under our ATM program, raising gross proceeds of $9.7 million. The Company's issued share capital following this issuance is 255,557,553 common shares.
Operating and Financial Review
Set forth below is selected financial information for the six months ended June 30, 2023 and 2022.

	Six months ended June 30,
In $ millions	2023	2022	Change	% Change
Total operating revenues	359.5	187.3	172.2	92%
Gain on disposal	0.3	0.7	(0.4)	(57)%
Rig operating and maintenance expenses	(175.0)	(121.1)	(53.9)	45%
Depreciation of non-current assets	(56.2)	(59.0)	2.8	(5)%
Impairment of non-current assets	—	(124.4)	124.4	(100)%
General and administrative expenses	(22.7)	(18.8)	(3.9)	21%
Total operating expenses	(253.9)	(323.3)	69.4	(21)%
Operating income / (loss)	105.9	(135.3)	241.2	(178)%

Other non-operating income	—	2.0	(2.0)	(100)%

Income from equity method investments	6.3	—	6.3	100%
Total financial expenses, net	(90.1)	(72.2)	(17.9)	25%
Income / (loss) before income taxes	22.1	(205.5)	227.6	(111)%
Income tax expense	(28.7)	(11.1)	(17.6)	159%
Net loss	(6.6)	(216.6)	210.0	(97)%

Six months ended June 30, 2023 compared with the six months ended June 30, 2022

Net loss: Net loss decreased by $210.0 million to $6.6 million for the six months ended June 30, 2023 compared to a net loss of $216.6 million in the same period in 2022. The decrease in net loss is primarily a result of an increase in total operating revenue and decrease in impairment of non-current assets offset in part by an increase in rig operating and maintenance expenses, total net financial expenses, net, and income tax expense, as discussed below.

Total operating revenues: Total operating revenues increased by $172.2 million to $359.5 million for the six months ended June 30, 2023 compared to $187.3 million for the same period in 2022. The increase is a result of an increase in dayrate revenue of $145.8 million of which $86.3 million is attributable to an increase in the number of rigs in operation, $21.9 million is attributable to an increase in number of operating days, $30.1 million is attributable to an increase in average dayrates and $7.5 million is attributable to other revenue. The overall increase in total operating revenues also includes an increase in related party revenue of $26.4 million which is driven by an increase in bareboat revenues related to our related party joint ventures.

Gain on disposal: Gain on disposal was $0.3 million for the six months ended June 30, 2023 compared to $0.7 million for the same period in 2022. The gain on disposal for the six months ended June 30, 2023 and 2022 relate to the sale of scrap assets.

Rig operating and maintenance expenses: Rig operating and maintenance expenses increased by $53.9 million to $175.0 million for the six months ended June 30, 2023 compared to $121.1 million for the same period in 2022. The increase is primarily a result of an increase in the number of rigs in operation and number of operating days.
Depreciation of non-current assets: Depreciation of non-current assets decreased by $2.8 million to $56.2 million for the six months ended June 30, 2023 compared to $59.0 million for the same period in 2022. The decrease is primarily a result of a decrease of $2.4 million associated with the jack-up rig Gyme (which was disposed of during the fourth quarter of 2022) and a decrease of $1.9 million related to certain long-term maintenance projects being fully amortized as at June 30, 2023, offset by an increase of $1.5 million associated with the increase in the asset base for the jack-up rigs Arabia I, Arabia II and Thor.

Impairment of non-current assets: Impairment of non-current assets for the six months ended June 30, 2022 related to the impairment of advance payments and capitalized interest on the newbuilding jack-up rigs "Tivar", "Huldra" and "Heidrun" following an impairment review as a result of the Company entering into a letter of intent during the six months ended June 30, 2022 to sell the newbuilding rigs.

General and administrative expenses: General and administrative expenses increased by $3.9 million to $22.7 million for the six months ended June 30, 2023 compared to $18.8 million for the same period in 2022. The increase is comprised of various insignificant movements associated with general corporate activities.

Other non-operating income: Other non-operating income for the six months ended June 30, 2022 related to income recognized in connection with an amendment to a historical agreement to recycle one of our jack-up rigs.
Income from equity method investments: Income from equity method investments increased by $6.3 million to $6.3 million for the six months ended June 30, 2023 compared to $0.0 million for the same period in 2022. The overall increase is primarily a result of an increase in net foreign exchange gains.
Total financial expenses, net: Total financial expenses, net, increased by $17.9 million to $90.1 million for the six months ended June 30, 2023 compared to $72.2 million for the same period in 2022. The overall increase is primarily a result of an increase in interest expense of $17.5 million, primarily related to interest expense recognized on our $250 million Convertible Bonds, our $150 million Secured Bonds, and our new DNB facility, all issued in the six months ended June 30, 2023, in addition to an increase in average interest rates. These increases were offset by the decrease in interest expense due to the repayment of our Syndicated Facility and our New Bridge Facility in the three months ended December 31, 2022 as well as the repayment of our $350 million convertible bond, which was fully repaid in May 2023.
Income tax expense: Income tax expense increased by $17.6 million to $28.7 million for the six months ended June 30, 2023 compared to $11.1 million for the same period in 2022. The overall increase is principally due to a $11.5 million increase in corporate income tax expense as a result of increased operations in Africa and Asia, a $2.5 million increase as a result of increased operations in Mexico, a $2.2 million increase as a result of the commencement of operations in the Middle East and a $1.4 million increase as a result of increased withholding tax on bareboat revenues in Mexico.
Adjusted EBITDA: Adjusted EBITDA increased by $98.0 million to $156.4 million for the six months ended June 30, 2023 compared to $58.4 million for the same period in 2022. Adjusted EBITDA is a non-GAAP measure. We present Adjusted EBITDA because we believe this measure increases comparability of underlying business performance from period to period and may be used to compare against the performance of other companies. Set forth below is how we calculate Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss for the periods presented. See "Non-GAAP Financial Measures".

	Six months ended June 30,
In $ millions	2023	2022	Change	% Change
Net loss	(6.6)	(216.6)	210.0	(97)%
Depreciation of non-current assets	56.2	59.0	(2.8)	(5)%
Impairment of non-current assets	—	124.4	(124.4)	(100)%
Other non-operating income	—	(2.0)	2.0	(100)%
Income from equity method investments	(6.3)	—	(6.3)	100%
Total financial expenses, net	90.1	72.2	17.9	25%
Income tax	28.7	11.1	17.6	159%
Amortization of deferred mobilization and contract preparation costs	24.8	16.8	8.0	48%
Amortization of deferred mobilization, demobilization and other revenue	(30.5)	(6.5)	(24.0)	369%
Adjusted EBITDA	156.4	58.4	98.0	168%

Liquidity and Capital Resources
Historically, we have met our liquidity needs principally from offerings of equity, convertible bonds and secured bonds, available funds under our financing arrangements and secured loan facilities, including the shipyard delivery financing arrangements related to our newbuild rigs, and sale of non-core assets.
As of June 30, 2023, we had $83.8 million in cash and cash equivalents and no restricted cash. During the six months ended June 30, 2023, we released the previously restricted cash of $157.6 million relating to debt financing including (i) the remaining proceeds from the issuance of the new Unsecured Convertible Bonds due in 2028 (the "New Convertible Bonds") and Senior Secured Bonds due in 2026 (the "Senior Secured Bonds") held in an escrow account for repayment of the Convertible Bonds due in May 2023, which, now that such bonds have been repaid, the remaining proceeds not so used for payment of the Convertible Bonds of approximately $2.8 million can be used for general corporate purposes and (ii) $10.5 million relating to bank deposits which had been pledged as collateral for performance guarantees issued by banks in relation to rig operating contracts, which, were released when we entered into a facility with DNB Bank ASA to provide guarantees and letters of credit of up to $25.0 million collateralized by the rigs that secure the $175.0 million facility.
No shares were sold and issued under our ATM program in the quarter ended June 30, 2023.
During the six months ended June 30, 2023, in connection with the $250.0 million Convertible Bonds (see "Borrowing Activities"), the Company entered into a share lending agreement with the intention of making up to 25.0 million common shares available to lend to DNB for the purposes of allowing the holders of the $250.0 million Convertible Bonds to perform hedging activities on the Oslo Stock Exchange (see Note 21 - Common Shares). As a result, during the six months ended June 30, 2023, the Company issued 25.0 million shares at par value, which were repurchased into treasury.
As a result of this issuance, the Company's issued number of shares increased to 254,263,598, as of June 30, 2023.
As of June 30, 2023, 16,154,645 shares have been issued to DNB Markets by the Company under the share lending agreement for the purpose of allowing the Convertible Bond holders to perform hedging activities on the Oslo Stock Exchange. For more information see Note 21 - Common Shares.
Borrowing Activities
As of June 30, 2023, we had total principal amount of debt outstanding of $1,607.7 million, of which $50.0 million matures in 2023.
In October 2022, we entered into agreements with our secured creditors to refinance and extend all of our secured debt maturing in 2023 to 2025. For more information see Note 21- Debt, of our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2022.
DNB Facility
In April 2023, we amended our $150.0 million bilateral facility provided by DNB Bank ASA, increasing the facility to $175.0 million. No other amendments were made to the existing terms and conditions of the agreement. We drew down the additional $25.0 million in April 2023 which the Company intends to use for general corporate purposes. In addition, the Company entered into a facility with DNB Bank ASA to provide guarantees and letters of credit of up to $25.0 million collateralized by the rigs that secure the $175.0 million facility, enabling the Company to free up certain restricted cash which was collateralized for guarantees and recognized in our Consolidated Balance Sheet as restricted cash as at December 31, 2022.

Unsecured Convertible Bonds due 2028 and Senior Secured Bonds due in 2026
In February 2023, we raised gross proceeds of $250.0 million through the issuance of new unsecured convertible bonds, which mature in February 2028, the proceeds of which were used to repay our Convertible Bonds due in May 2023 with the excess cash expected to be used for general corporate purposes. The initial conversion price is $7.3471 per share, with the full amount of the New Convertible Bonds convertible into 34,027,031 shares. The New Convertible Bonds have a coupon of 5.0% per annum payable semi-annually in arrears in equal installments.
In addition, in February 2023, we raised gross proceeds of $150.0 million through the issuance of senior secured bonds, which mature in February 2026, the proceeds of which were used to repay the remaining parts of our Convertible Bonds due in May 2023 not repaid by the proceeds of the Unsecured Convertible Bonds due 2028, and for general corporate purposes. The senior secured bonds have a coupon of 9.50% per annum payable semi-annually in arrears in equal installments, and are secured by, among other assets, first priority mortgages over the jack-up rigs “Frigg”, “Odin” and “Ran”.
For more information on the terms of the New Convertible Bonds due in 2028 and Senior Secured Bonds due in 2026, see Note 21 - Debt, of our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2022.
Cash Flows

The table below sets forth cash flow information for the periods presented.

	Six months ended June 30,
In $ millions	2023	2022	Change	% Change
Net cash used in operating activities	(5.8)	(23.2)	17.4	(75)%
Net cash used in investing activities	(44.9)	(22.7)	(22.2)	98%
Net cash provided by financing activities	16.0	37.7	(21.7)	(58)%
Net decrease in cash and cash equivalents and restricted cash	(34.7)	(8.2)	(26.5)	323%
Cash and cash equivalents and restricted cash at beginning of period	118.5	46.0	72.5	158%
Cash and cash equivalents and restricted cash at end of period	83.8	37.8	46.0	122%

Net cash used in operating activities decreased by $17.4 million to $5.8 million for the six months ended June 30, 2023, compared to $23.2 million for the same period in 2022, primarily due to the timing of working capital movements.

Net cash used in investing activities of $44.9 million for the six months ended June 30, 2023 is comprised of $53.8 million in additions to jack-up rigs, primarily as a result of activation and reactivation costs and $0.9 million in purchases of property, plant and equipment partially offset by $9.8 million of distributions from equity method investments as a result of the return of previous shareholder funding.

Net cash used in investing activities of $22.7 million for the six months ended June 30, 2022 relates to additions to jack-up rigs, primarily as a result of activation and reactivation costs, offset by $0.7 million in proceeds received from the sale of other assets.

Net cash provided by financing activities of $16.0 million for the six months ended June 30, 2023 is comprised of:
•$391.3 million net proceeds from our New Convertible Bonds and Senior Secured Bonds issued in February 2023;
•$25.0 million proceeds from the drawdown in April 2023 on our upsized DNB Facility; and
•$400.3 million of repayments of debt including $329.0 million related to our Convertible Bonds due in May 2023.

Net cash provided by financing activities of $37.7 million for the six months ended June 30, 2022, is a result of the proceeds, net of transaction costs, from our equity offering which closed in January 2022 as well as from the sale of shares under our ATM program.

Cash interest paid was $96.6 million for the six months ended June 30, 2023 and $22.1 million for the same period in 2022 and is included in net cash used in operating activities.

Going Concern Assumption
We have incurred significant losses since inception and may be dependent on additional financing in order to meet our existing capital expenditure commitments and our debt obligations expected in the next 12 months.
Despite our significant equity and debt refinancing activities, our ability to continue as a going concern is dependent on a continuing improvement in the jack-up drilling market and securing our rigs on profitable contracts, in addition to being able to meet our existing capital expenditure commitments and our debt obligations during 2023 and 2024. As such, we have concluded that a substantial doubt exists over our ability to continue as a going concern. The financial statements included in this report do not include any adjustments that might result from the outcome of this uncertainty.
Refer to Note 1 - General Information of our Unaudited Consolidated Financial Statements included herein for our going concern assessment.

Non-GAAP Financial Measures
In addition to disclosing financial results in accordance with U.S. GAAP, this report contains references to the non-GAAP financial measure, Adjusted EBITDA. We believe that this non-GAAP financial measure provides useful supplemental information about the financial performance of our business, enables comparison of financial results between periods where certain items may vary independent of business performance, and allows for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.
The non-GAAP financial measure should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies.

Non-GAAP Measure	Closest Equivalent to GAAP Measure	Definition	Rationale for Presentation of this non-GAAP Measure
Adjusted EBITDA	Net loss attributable to shareholders of Borr Drilling Limited	Net loss adjusted for: depreciation of non-current assets; impairment of non-current assets; other non-operating income; income from equity method investments; total financial expenses, net; amortization of deferred mobilization and contract preparation costs; amortization of deferred mobilization, demobilization and other revenue; and income tax.	Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements and removing the impact of depreciation, financing and tax items.
We believe that Adjusted EBITDA improves the comparability of period-to-period results and is representative of our underlying performance, although Adjusted EBITDA has significant limitations, including not reflecting our cash requirements for capital or deferred costs, rig reactivation costs, newbuild rig activation costs, contractual commitments, taxes, working capital or debt service. Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.

Borr Drilling Limited

Borr Drilling Limited
Unaudited Consolidated Statements of Operations
(In $ millions except share and per share data)

	Notes	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
Operating revenues
Dayrate revenue	4	155.1	87.7	296.8	151.0
Related party revenue	4, 19	32.4	17.6	62.7	36.3
Total operating revenues		187.5	105.3	359.5	187.3

Gain on disposals		0.2	0.7	0.3	0.7

Operating expenses
Rig operating and maintenance expenses		(89.5)	(65.5)	(175.0)	(121.1)
Depreciation of non-current assets	13	(28.0)	(29.5)	(56.2)	(59.0)
Impairment of non-current assets	12	—	(124.4)	—	(124.4)
General and administrative expenses		(10.3)	(9.6)	(22.7)	(18.8)
Total operating expenses		(127.8)	(229.0)	(253.9)	(323.3)

Operating income / (loss)		59.9	(123.0)	105.9	(135.3)

Other non-operating income		—	2.0	—	2.0
Income / (loss) from equity method investments	6	3.9	(1.1)	6.3	—

Financial income (expenses), net
Interest income		1.7	3.9	4.1	3.9
Interest expense		(38.4)	(30.5)	(75.2)	(57.7)
Other financial expenses, net	7	(12.9)	(10.3)	(19.0)	(18.4)
Total financial expenses, net		(49.6)	(36.9)	(90.1)	(72.2)

Income / (loss) before income taxes		14.2	(159.0)	22.1	(205.5)
Income tax expense	8	(13.4)	(6.3)	(28.7)	(11.1)
Net income / (loss) attributable to shareholders of Borr Drilling Limited		0.8	(165.3)	(6.6)	(216.6)
Total comprehensive income / (loss) attributable to shareholders of Borr Drilling Limited		0.8	(165.3)	(6.6)	(216.6)

Basic and diluted income / (loss) per share	9	0.00	(1.09)	(0.03)	(1.45)
Weighted-average shares outstanding - basic	9	244,777,228	152,284,619	239,806,937	149,051,857
Weighted-average shares outstanding - diluted	9	248,919,706	152,284,619	239,806,937	149,051,857
The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Borr Drilling Limited
Unaudited Consolidated Balance Sheets
(In $ millions)

	Notes	June 30, 2023	December 31, 2022
ASSETS		Unaudited	Audited
Current assets
Cash and cash equivalents		83.8	108.0
Restricted cash	10	—	2.5
Trade receivables, net		53.9	43.0
Prepaid expenses		9.2	9.6
Deferred mobilization and contract preparation costs	5	25.7	38.4
Accrued revenue	5	54.7	57.4
Due from related parties	19	81.8	65.6
Other current assets	11	32.8	25.4
Total current assets		341.9	349.9

Non-current assets
Non-current restricted cash	10	—	8.0
Property, plant and equipment		4.0	3.9
Newbuildings	12	3.5	3.5
Jack-up drilling rigs, net	13	2,598.9	2,589.1
Equity method investments	6	17.1	20.6
Other non-current assets	14	30.7	26.7
Total non-current assets		2,654.2	2,651.8
Total assets		2,996.1	3,001.7

LIABILITIES AND EQUITY
Current liabilities
Trade payables		37.8	47.7
Accrued expenses	15	90.6	80.8
Short-term accrued interest and other items		76.3	77.7
Short-term debt	16	97.9	445.9
Short-term deferred mobilization, demobilization and other revenue	5	52.4	57.3
Other current liabilities	17	43.5	36.2
Total current liabilities		398.5	745.6

Non-current liabilities
Long-term accrued interest and other items		23.6	29.7
Long-term debt	16	1,541.7	1,191.1
Long -term deferred mobilization, demobilization and other revenue	5	54.7	68.7
Other non-current liabilities		16.9	14.3
Onerous contracts		54.5	54.5
Total non-current liabilities		1,691.4	1,358.3
Total liabilities		2,089.9	2,103.9

Shareholders’ Equity
Common shares of par value $0.10 per share: authorized 315,000,000 (2022:255,000,000) shares, issued 254,263,598 (2022: 229,263,598) shares and outstanding 245,102,732 (2022: 228,948,087) shares	21	25.5	23.0
Treasury shares		(10.7)	(9.8)
Additional paid in capital		2,279.0	2,265.6
Accumulated deficit		(1,387.6)	(1,381.0)
Total equity		906.2	897.8
Total liabilities and equity		2,996.1	3,001.7
The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Borr Drilling Limited
Unaudited Consolidated Statements of Cash Flows
(In $ millions)

	Notes	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
Cash flows from operating activities
Net income / (loss)		0.8	(165.3)	(6.6)	(216.6)
Adjustments to reconcile net income / (loss) to net cash provided by / (used in) operating activities:
Non-cash compensation expense related to stock based employee and directors' compensation		1.3	0.2	2.6	0.5
Depreciation of non-current assets	13	28.0	29.5	56.2	59.0
Impairment of non-current assets	12	—	124.4	—	124.4
Amortization of deferred mobilization and contract preparation costs		11.2	10.2	24.8	16.8
Amortization of deferred mobilization, demobilization and other revenue		(15.1)	(4.1)	(30.5)	(6.5)
Gain on disposal of assets		(0.2)	(0.7)	(0.3)	(0.7)
Amortization of deferred finance charges	7	3.2	1.6	5.0	3.2
Bank commitment, guarantee and other fees		0.3	—	0.3	—
Effective interest rate adjustments		(1.5)	2.8	(3.2)	5.9
(Income) / loss from equity method investments	6	(3.9)	1.1	(6.3)	—
Deferred income tax	8	0.9	1.1	0.8	1.0
Change in assets and liabilities:
Amounts due to/from related parties		(9.6)	(7.4)	(16.2)	(18.5)
Accrued expenses		0.1	24.8	(1.6)	85.6
Accrued interest		(22.0)	(3.1)	(7.5)	(47.2)
Other current and non-current assets		(13.5)	(38.7)	(31.8)	(68.9)
Other current and non-current liabilities		22.4	15.1	8.5	38.8
Net cash provided by / (used in) operating activities		2.4	(8.5)	(5.8)	(23.2)

Cash flows from investing activities
Purchase of property, plant and equipment		(0.7)	(0.4)	(0.9)	(0.4)
Proceeds from sale of fixed assets		—	0.7	—	0.7
Repayment of loan from equity method investments	6	9.8	—	9.8	—
Additions to jack-up drilling rigs		(25.0)	(15.9)	(53.8)	(23.0)
Net cash used in investing activities		(15.9)	(15.6)	(44.9)	(22.7)

Cash flows from financing activities
Proceeds from share issuance, net of issuance cost		—	3.6	—	37.7
Repayment of debt	16	(186.4)	—	(400.3)	—
Debt proceeds, net of issuance costs	16	25.0	—	416.3	—
Net cash (used in) / provided by financing activities		(161.4)	3.6	16.0	37.7
		—	—	—	—
Net decrease in cash, cash equivalents and restricted cash		(174.9)	(20.5)	(34.7)	(8.2)
Cash, cash equivalents and restricted cash at the beginning of the period		258.7	58.3	118.5	46.0
Cash, cash equivalents and restricted cash at the end of the period		83.8	37.8	83.8	37.8

Supplementary disclosure of cash flow information
Interest paid		(67.1)	(15.0)	(96.6)	(22.1)
Income taxes paid		(7.9)	(5.0)	(17.9)	(6.6)

Borr Drilling Limited
Unaudited Consolidated Statements of Cash Flows
(In $ millions)

(In $ millions)	June 30, 2023	December 31, 2022
Cash and cash equivalents	83.8	108.0
Restricted cash	—	2.5
Non-current restricted cash	—	8.0
Total cash and cash equivalents and restricted cash	83.8	118.5
The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Borr Drilling Limited
Unaudited Consolidated Statements of Changes in Shareholders’ Equity
(In $ millions except share data)

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Accumulated deficit	Total equity
Balance as at December 31, 2021	136,811,842	13.8	(13.7)	1,978.0	(1,088.2)	889.9
Issue of common shares	14,840,323	1.5	—	33.7	—	35.2
Equity issuance costs	—	—	—	(1.1)	—	(1.1)
Share-based compensation	—	—	—	0.3	—	0.3
Total comprehensive loss	—	—	—	—	(51.3)	(51.3)
Balance as at March 31, 2022	151,652,165	15.3	(13.7)	2,010.9	(1,139.5)	873.0
Issue of common shares	843,010	0.1	—	3.6	—	3.7
Equity issuance costs	—	—	—	(0.1)	—	(0.1)
Share-based compensation	—	—	—	0.2	—	0.2
Total comprehensive loss	—	—	—	—	(165.3)	(165.3)
Balance as at June 30, 2022	152,495,175	15.4	(13.7)	2,014.6	(1,304.8)	711.5

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Accumulated deficit	Total equity
Balance as at December 31, 2022	228,948,087	23.0	(9.8)	2,265.6	(1,381.0)	897.8
Issue of common shares	15,000,000	2.5	(1.0)	—	—	1.5
Convertible debt issuance cost	—	—	—	10.9	—	10.9
Share based compensation	—	—	—	1.3	—	1.3
Total comprehensive loss	—	—	—	—	(7.4)	(7.4)
Balance as at March 31, 2023	243,948,087	25.5	(10.8)	2,277.8	(1,388.4)	904.1
Issue of common shares	1,154,645	—	0.1	(0.1)	—	—
Share based compensation	—	—	—	1.3	—	1.3
Total comprehensive income	—	—	—	—	0.8	0.8
Balance as at June 30, 2023	245,102,732	25.5	(10.7)	2,279.0	(1,387.6)	906.2
See accompanying notes that are an integral part of these Unaudited Consolidated Financial Statements

Borr Drilling Limited
Notes to the Unaudited Consolidated Financial Statements

Note 1 - General Information
Borr Drilling Limited was incorporated in Bermuda on August 8, 2016. We are listed on the Oslo Stock Exchange ("OSE") and on the New York Stock Exchange ("NYSE") under the ticker "BORR". Borr Drilling Limited is an international offshore drilling contractor providing services to the oil and gas industry. Our primary business is the ownership, contracting and operation of modern jack-up drilling rigs for operations in shallow-water areas (i.e., in water depths up to approximately 400 feet), including the provision of related equipment and work crews to conduct drilling of oil and gas wells and workover operations for exploration and production customers. As of June 30, 2023, we had a total of 22 premium jack-up rigs and had agreed to purchase two additional premium jack-up rigs under construction. Of our total fleet of 24 jack-up drilling rigs (including newbuilds under construction), two premium jack-up drilling rigs are scheduled for delivery in 2025.
As used herein, and unless otherwise required by the context, the terms “Company,” “Borr”, “we,” “Group,” “our” and words of similar nature refer to Borr Drilling Limited and its consolidated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its”, or references to specific entities, is not intended to be a precise description of corporate relationships.
Going concern
The unaudited consolidated financial statements have been prepared on a going concern basis.
We have incurred significant losses since inception and may be dependent on additional financing in order to meet our existing capital expenditure commitments, working capital requirements and our debt obligations expected in the next 12 months.
In April 2023, we amended our $150.0 million bilateral facility provided by DNB Bank ASA increasing the facility to $175.0 million. We drew down the $25.0 million and the proceeds are expected to be used for general corporate purposes.
During July 2023, we sold 1,293,955 shares under our ATM program, raising gross proceeds of $9.7 million. The Company's issued share capital following this issuance is 255,557,553 common shares. Our ATM program, which was established in July 2021, enables us the option to offer and sell from time to time, up to $40.0 million of our common shares to be listed on the New York Stock Exchange. Since establishment of the ATM program through to August 17, 2023, we have sold 3,643,955 shares, raising $18.4 million in net proceeds under the ATM program.
Despite our significant equity and debt refinancing activities as further described in our annual report on Form 20-F for the year ended December 31, 2022, which was filed with the Commission on March 30, 2023, in addition to the proceeds raised from the unsecured convertible bonds and secured bonds issued in February 2023, the draw down from the DNB bilateral facility and proceeds raised from the ATM program, our ability to continue as a going concern is dependent on a continuing improvement in the jack-up drilling market and securing our rigs on profitable contracts. In addition, our ability to continue as a going concern is dependent on being able to meet our existing capital expenditure commitments, working capital requirements and our debt obligations during 2023 and 2024. As such, we have concluded that a substantial doubt exists over our ability to continue as a going concern. The financial statements included in this report do not include any adjustments that might result from the outcome of this uncertainty.
We will continue to explore additional financing opportunities and may consider the strategic sale of a limited number of modern jack-ups or joint ventures in order to further strengthen the liquidity of the Company. While we have confidence that these actions will enable us to better manage our liquidity position, and we have a track record of delivering additional financing and selling rigs and joint ventures, there is no guarantee that any additional financing or sale measures will be concluded successfully.
Note 2 - Basis of Preparation and Accounting Policies
Basis of preparation
The unaudited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements, and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2022, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on March 30, 2023. The Consolidated Balance Sheet data for December 31, 2022 was derived from our audited annual financial statements. The amounts are presented in millions of United States dollars ("U.S. dollar" or "$"), unless otherwise stated. The financial statements have been prepared on a going concern basis and in management's opinion, all adjustments necessary for a fair presentation of the financial statements are reflected in the interim periods presented.
Significant accounting policies
The accounting policies adopted in the preparation of the unaudited consolidated financial statements for the six months ended June 30, 2023 are consistent with those followed in preparation of our annual audited consolidated financial statements for the year ended December 31, 2022.
Use of estimates
The preparation of financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Recently Issued Accounting Standards

Adoption of new accounting standards
In October 2021, the Financial Accounting Standards Board ("FASB") issued ASU 2021-08 Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments in this Update improve comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of, and after, a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. These amendments are effective for the Company from January 1, 2023. There was no impact resulting from these amendments on our unaudited consolidated financial statements or related disclosures as presented in this interim set of accounts for the six months ended June 30, 2023.
In March 2022, the FASB issued ASU 2022-01 Derivatives and Hedging (Topic 815): Fair Value Hedging—Portfolio Layer Method. The amendments clarify the accounting for, and promote consistency in, the reporting of hedge basis adjustments applicable to both a single hedged layer and multiple hedged layers as follows: 1) An entity is required to maintain basis adjustments in an existing hedge on a closed portfolio basis (that is, not allocated to individual assets). 2) An entity is required to immediately recognize and present the basis adjustment associated with the amount of the de-designated layer that was breached in interest income. In addition, an entity is required to disclose that amount and the circumstances that led to the breach. 3) An entity is required to disclose the total amount of the basis adjustments in existing hedges as a reconciling amount if other areas of GAAP require the disaggregated disclosure of the amortized cost basis of assets included in the closed portfolio. 4) An entity is prohibited from considering basis adjustments in an existing hedge when determining credit losses. These amendments are effective for the Company from January 1, 2023. There was no impact resulting from these amendments on our unaudited consolidated financial statements or related disclosures as presented in this interim set of accounts for the six months ended June 30, 2023.
In March 2022, the FASB issued ASU 2022-02 Financial Instruments—Credit Losses (Topic 326). The amendments eliminate the accounting guidance for troubled debt restructurings by creditors that have adopted the Current Expected Credit Losses (CECL) model and enhance the disclosure requirements for loan refinancing and restructurings made with borrowers experiencing financial difficulty. In addition, the amendments require a public business entity to disclose current-period gross write offs for financing receivables and net investment in leases by year of origination in the vintage disclosures. These amendments are effective for the Company from January 1, 2023. There was no impact resulting from these amendments on our unaudited consolidated financial statements or related disclosures as presented in this interim set of accounts for the six months ended June 30, 2023.
In September 2022, the FASB issued ASU 2022-04 Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations. The amendments require that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program’s nature, activity during the period, changes from period to period, and potential magnitude. To achieve that objective, the buyer should disclose qualitative and quantitative information about its supplier finance programs. These amendments are effective for the Company from January 1, 2023. There was no impact resulting from these amendments on our unaudited consolidated financial statements or related disclosures as presented in this interim set of accounts for the six months ended June 30, 2023.

Accounting pronouncements that have been issued but not yet adopted

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions	The amendments clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction and require the following disclosures for equity securities subject to contractual sale restrictions:
1. The fair value of equity securities subject to contractual sale restrictions reflected in the balance sheet
2. The nature and remaining duration of the restriction(s)
	3. The circumstances that could cause a lapse in the restriction(s).	January 1, 2024	Under evaluation
ASU 2023-01 Leases (Topic 842): Common Control Arrangements	The amendments provide a practical expedient for private companies and not-for-profit entities that are not conduit bond obligors to use the written terms and conditions of a common control arrangement to determine whether a lease exists and, if so, the classification of and accounting for that lease. If no written terms and conditions exist (including in situations in which an entity does not document existing unwritten terms and conditions in writing upon transition to the practical expedient), an entity is prohibited from applying the practical expedient and must evaluate the enforceable terms and conditions to apply Topic 842.

Also, the amendments require that leasehold improvements associated with common control leases be:
1. Amortized by the lessee over the useful life of the leasehold improvements to the common control group (regardless of the lease term) as long as the lessee controls the use of the underlying asset (the leased asset) through a lease. However, if the lessor obtained the right to control the use of the underlying asset through a lease with another entity not within the same common control group, the amortization period may not exceed the amortization period of the common control group.
2. Accounted for as a transfer between entities under common control through an adjustment to equity (or net assets for not-for-profit entities) if, and when, the lessee no longer controls the use of the underlying asset.
	Additionally, those leasehold improvements are subject to the impairment guidance in Topic 360, Property, Plant, and Equipment.	January 1, 2024	Under evaluation
ASU 2023-02 Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method (a consensus of the Emerging Issues Task Force)	The amendments permit reporting entities to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the income tax credits and other income tax benefits received and recognizes the net amortization and income tax credits and other income tax benefits in the income statement as a component of income tax expense (benefit).	January 1, 2024	Under evaluation

As of August 17, 2023, the FASB have issued further updates not included above. We do not currently expect any of these updates to have a material impact on our consolidated financial statements and related disclosures either on transition or in future periods.

Note 4 - Segment Information
During the three months and six months ended June 30, 2023 and June 30, 2022, we had a single reportable segment: our operations performed under our dayrate model (which includes rig charters and ancillary services). Our Chief Operating Decision Maker reviews financial information provided as an aggregate sum of assets, liabilities and activities that exist to generate cash flows, by our operating segment.

The following presents financial information by segment for the three months ended June 30, 2023:

(In $ millions)	Dayrate	Reconciling Items (2)	Consolidated total
Dayrate revenue	236.9	(81.8)	155.1
Related party revenue	—	32.4	32.4
Gain on disposal	—	0.2	0.2
Rig operating and maintenance expenses	(169.7)	80.2	(89.5)
Depreciation of non-current assets (1)	(27.6)	(0.4)	(28.0)
General and administrative expenses (1)	—	(10.3)	(10.3)
Income from equity method investments	—	3.9	3.9
Operating income including equity method investments	39.6	24.2	63.8

Total assets	3,276.9	(280.8)	2,996.1
The following presents financial information by segment for the three months ended June 30, 2022:

(in $ millions)	Dayrate	Reconciling Items (2)	Consolidated total
Dayrate revenue	139.3	(51.6)	87.7
Related party revenue	—	17.6	17.6
Gain on disposal	—	0.7	0.7
Rig operating and maintenance expenses	(115.9)	50.4	(65.5)
Depreciation of non-current assets (1)	(29.1)	(0.4)	(29.5)
Impairment of non-current assets	(124.4)	—	(124.4)
General and administrative expenses (1)	—	(9.6)	(9.6)
Loss from equity method investments	—	(1.1)	(1.1)
Operating (loss) / income including equity method investments	(130.1)	6.0	(124.1)

Total assets	3,226.5	(236.0)	2,990.5
The following presents financial information by segment for the six months ended June 30, 2023:

(In $ millions)	Dayrate	Reconciling Items (2)	Consolidated total
Dayrate revenue	454.7	(157.9)	296.8
Related party revenue	—	62.7	62.7
Gain on disposal	—	0.3	0.3
Rig operating and maintenance expenses	(329.7)	154.7	(175.0)
Depreciation of non-current assets (1)	(55.4)	(0.8)	(56.2)
General and administrative expenses (1)	—	(22.7)	(22.7)
Income from equity method investments	—	6.3	6.3
Operating income including equity method investments	69.6	42.6	112.2
The following presents financial information by segment for the six months ended June 30, 2022:

(in $ millions)	Dayrate	Reconciling Items (2)	Consolidated total
Dayrate revenue	254.8	(103.8)	151.0
Related party revenue	—	36.3	36.3
Gain on disposal	—	0.7	0.7
Rig operating and maintenance expenses	(222.2)	101.1	(121.1)
Depreciation of non-current assets (1)	(58.2)	(0.8)	(59.0)
Impairment of non-current assets	(124.4)	—	(124.4)
General and administrative expenses (1)	—	(18.8)	(18.8)
Income from equity method investments	—	—	—
Operating (loss) / income including equity method investments	(150.0)	14.7	(135.3)

(1) General and administrative expenses and depreciation expense incurred by our corporate office are not allocated to our operating segment for purposes of measuring segment operating income / (loss) and are included in "Reconciling items."
(2) The full operating results included above for our equity method investments are not included within our consolidated results and thus are deducted under "Reconciling items" and replaced with our income / (loss) from equity method investments (see Note 6 - Equity Method Investments).
Geographic data
Revenues are attributed to geographical location based on the country of operations for drilling activities, and thus the country where the revenues are generated.
The following presents our revenues by geographic area:

	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
South East Asia	58.5	39.1	110.4	69.9
West Africa	45.9	24.6	89.3	46.9
Mexico	43.0	17.5	82.5	36.4
Middle East	31.6	5.1	62.2	5.1
Europe	8.5	19.0	15.1	29.0
Total	187.5	105.3	359.5	187.3

Major customers
The following customers accounted for more than 10% of our dayrate and related party revenues:

	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
(In % of operating revenues)
Perfomex	17%	9%	18%	11%
ENI Congo S.A.	14%	—%	14%	—%
Saudi Arabian Oil Company	13%	—%	13%	—%
PTT Exploration and Production Public Company Limited	9%	14%	9%	16%
Total	53%	23%	36%	16%
Fixed Assets — Jack-up rigs (1)
The following presents the net book value of our jack-up rigs by geographic area:

	June 30, 2023	December 31, 2022
(In $ millions)
South East Asia	842.5	832.5
Mexico	661.3	675.5
Middle East	553.0	481.2
West Africa	448.8	507.0
Europe	93.3	92.9
Total	2,598.9	2,589.1
(1) The fixed assets referred to in the table above excludes assets under construction. Asset locations at the end of a period are not necessarily indicative of the geographical distribution of the revenues or operating profits generated by such assets during the associated periods.

Note 5 - Contracts with Customers

Contract Assets and Liabilities
When the right to consideration becomes unconditional based on the contractual billing schedule, accrued revenue is recognized. At the point that accrued revenue is billed, trade accounts receivable are recognized. Payment terms on invoice amounts are typically 30 days.

Deferred mobilization, demobilization and contract preparation revenue includes revenues received for rig mobilization as well as preparation and upgrade activities, in addition to demobilization revenues expected to be received upon contract commencement and other lump-sum revenues relating to the firm periods of our contracts. These revenues are allocated to the overall performance obligation and recognized on a straight-line basis over the initial firm term of the contracts.
The following presents our contract assets and liabilities from our contracts with customers:

	June 30, 2023	December 31, 2022
(In $ millions)
Accrued revenue (1)	54.7	57.4
Current contract assets	54.7	57.4

Non-current accrued revenue (2)	1.9	3.8
Non-current contract asset	1.9	3.8
Total contract asset	56.6	61.2

Current deferred mobilization, demobilization and other revenue	(52.4)	(57.3)
Current contract liability	(52.4)	(57.3)

Non-current deferred mobilization, demobilization and other revenue	(54.7)	(68.7)
Non-current contract liability	(54.7)	(68.7)
Total contract liability	(107.1)	(126.0)

(1) Accrued revenue includes $1.7 million ($0.7 million as of December 31, 2022) pertaining to the current portion of deferred demobilization revenue, $2.1 million ($0.5 million as of December 31, 2022) related to the current portion of deferred variable rate revenue and $1.2 million ($0.9 million as of December 31, 2022) related to the current portion of liquidated damages associated with a known delay in the operational start date of two of our contracts.

(2) Non-current accrued revenue includes $1.4 million ($2.3 million as of December 31, 2022) related to the non-current portion of liquidated damages associated with a known delay in the operational start date of two of our contracts and $0.5 million ($1.5 million as of December 31, 2022) pertaining to the non-current portion of deferred demobilization revenue. Non-current accrued revenue is included in "Other non-current assets" in our Unaudited Consolidated Balance Sheets (see Note 14 - Other Non-Current Assets).

Total movement in our contract assets and contract liabilities balances during the six months ended June 30, 2023 are as follows:

(In $ millions)	Contract assets	Contract liabilities
Balance as of December 31, 2022	61.2	126.0
Performance obligations satisfied during the reporting period	52.7	—
Amortization of revenue	—	(30.5)
Unbilled variable rate revenue	1.7	—
Cash received, excluding amounts recognized as revenue	—	11.6
Cash received against the contract asset balance	(59.0)	—
Balance as of June 30, 2023	56.6	107.1

Timing of Revenue

The Company derives its revenue from contracts with customers for the transfer of goods and services, from various activities performed both at a point in time and over time.

	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
(In $ millions)
Over time	180.2	102.0	347.1	179.6
Point in time	7.3	3.3	12.4	7.7
Total	187.5	105.3	359.5	187.3

Revenue on existing contracts, where performance obligations are unsatisfied or partially unsatisfied at the balance sheet date, is expected to be recognized as follows as at June 30, 2023:

	For the periods ending June 30,
(In $ millions)	2024	2025	2026	2027 onwards
Dayrate revenue	473.1	228.0	122.7	125.8
Other revenue (1)	49.7	36.0	14.2	13.0
Total	522.8	264.0	136.9	138.8
(1) Other revenue represents lump sum revenue associated with contract preparation and mobilization and is recognized ratably over the initial firm term of the associated contract in "Dayrate revenue" in the Unaudited Consolidated Statements of Operations.
Contract Costs

Deferred mobilization and contract preparation costs relate to costs incurred to prepare a rig for contract and delivery or to mobilize a rig to the drilling location. We defer pre‑operating costs, such as contract preparation and mobilization costs, and recognize such costs on a straight‑line basis, over the estimated firm period of the drilling contract. Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization period.

	June 30, 2023	December 31, 2022
(In $ millions)
Current deferred mobilization and contract preparation costs	25.7	38.4
Non-current deferred mobilization and contract preparation costs (1)	24.1	17.1
Total deferred mobilization and contract preparation asset	49.8	55.5

(1) Non-current deferred mobilization and contract preparation costs are included in "Other non-current assets" in our Unaudited Consolidated Balance Sheets (see Note 14 - Other Non-Current Assets).

Deferred mobilization and contract preparation costs decreased by $5.7 million during the six months ended June 30, 2023 to $49.8 million, from $55.5 million as of December 31, 2022 as a result of additional deferred costs of $19.1 million primarily relating to the contract preparations of the rigs "Arabia I", "Arabia II", "Arabia III", "Saga" and "Hild" offset by amortization of $24.8 million during the six months ended June 30, 2023.

Note 6 - Equity Method Investments
We own a 51% interest in two Mexico-based joint ventures, Perfomex and Perfomex II. We provide five jack-up rigs on bareboat charters to these joint ventures. These joint ventures provide dayrate drilling services to Opex Perforadora S.A. de C.V. (“Opex”) and Perforadora Profesional AKAL I, SA de CV (“Akal”), which both provide integrated well services to Petróleos Mexicanos (“Pemex”). Opex and Akal are wholly owned by Operadora Productora y Exploradora Mexicana, S.A. de C.V. (“Operadora”), a fully owned subsidiary of Proyectos Globales de Energia y Servicos CME, S.A. DE C.V. (“CME”). CME owns the remaining 49% interest in our joint ventures Perfomex and Perfomex II.

The below tables sets forth the results from these entities, on a 100% basis, for the three months ended June 30, 2023 and 2022:

	Three months ended June 30, 2023		Three months ended June 30, 2022
In $ millions	Perfomex	Perfomex II	Perfomex	Perfomex II
Revenue	72.4	9.4	26.7	24.9
Operating expenses	(71.6)	(8.6)	(26.0)	(24.4)
Net income / (loss)	6.0	1.6	(2.7)	0.7

The below tables sets forth the results from these entities, on a 100% basis, for the six months ended June 30, 2023 and 2022:

	Six months ended June 30, 2023		Six months ended June 30, 2022
In $ millions	Perfomex	Perfomex II	Perfomex	Perfomex II
Revenue	142.9	15.0	56.1	47.7
Operating expenses	(140.0)	(14.7)	(54.5)	(46.6)
Net income / (loss)	10.1	2.2	(1.4)	1.4
As of June 30, 2023, Perfomex and Perfomex II had $123.0 million of receivables from Opex and Akal, of which $106.9 million was outstanding and $16.1 million was unbilled. As of December 31, 2022, Perfomex and Perfomex II had $113.9 million of receivables from Opex and Akal, of which $105.1 million was outstanding and $8.8 million was unbilled.
Summarized balance sheets, on a 100% basis of the Company's equity method investees are as follows:

	As at June 30, 2023		As at December 31, 2022
In $ millions	Perfomex	Perfomex II	Perfomex	Perfomex II
Cash	9.0	—	13.2	6.6
Total current assets	210.7	42.7	198.0	54.8
Total non-current assets	25.1	2.3	28.6	4.8
Total assets	235.8	45.0	226.6	59.6
Total current liabilities	191.2	34.9	191.6	51.6
Total non-current liabilities	20.1	0.4	20.6	0.5
Equity	24.5	9.7	14.4	7.5
Total Liabilities and Equity	235.8	45.0	226.6	59.6
The following presents our investments in equity method investments as at June 30, 2023:

In $ millions	Perfomex	Perfomex II	Borr Total
Balance as of January 1, 2023	16.9	3.7	20.6
Funding received from shareholder loan (1)	(9.8)	—	(9.8)
Income on a percentage basis	5.2	1.1	6.3
Balance as of June 30, 2023 (1)	12.3	4.8	17.1
(1) During the six months ended June 30, 2023, $9.8 million funding provided by shareholders loans was repaid by Perfomex, settling the outstanding balance.

Note 7 - Other Financial Expenses, net
Other financial expenses, net is comprised of the following:

	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
(In $ millions)
Yard cost cover expense	(5.4)	(8.0)	(10.9)	(13.7)
Amortization of deferred finance charges	(3.2)	(1.6)	(5.0)	(3.2)
Foreign exchange (loss) / gain	(3.2)	0.1	(1.6)	(0.2)
Bank commitment, guarantee and other fees	(0.8)	(0.4)	(1.2)	(1.2)
Other financial income	(0.3)	(0.4)	(0.3)	(0.1)
Total	(12.9)	(10.3)	(19.0)	(18.4)

Note 8 - Taxation
Borr Drilling Limited is a Bermuda company and is not required to pay taxes in Bermuda on ordinary income or capital gains under a tax exemption granted by the Minister of Finance in Bermuda until March 31, 2035. We operate through various subsidiaries, affiliates and branches in numerous countries throughout the world and are subject to tax laws, policies, treaties and regulations, as well as the interpretation or enforcement thereof, in jurisdictions in which we or any of our subsidiaries, affiliates and branches operate, were incorporated, or are otherwise considered to have a tax presence. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. For the three months ended June 30, 2023, our pre-tax income is all attributable to foreign jurisdictions except for a $15.4 million pre-tax loss associated with Bermuda. For the three months ended June 30, 2022, our pre-tax loss is all attributable to foreign jurisdictions except for a $8.3 million pre-tax loss associated with Bermuda. For the six months ended June 30, 2023, our pre-tax income is all attributable to foreign jurisdictions except for a $30.0 million pre-tax loss associated with Bermuda. For the six months ended June 30, 2022, our pre-tax loss is all attributable to foreign jurisdictions except for a $18.9 million pre-tax loss associated with Bermuda.
The change in the effective tax rate from period to period is primarily attributable to changes in the profitability or loss mix of our operations in various jurisdictions. As our operations continually change among numerous jurisdictions and methods of taxation in these jurisdictions vary greatly, there is little direct correlation between the income tax provision or benefit and income or loss before taxes. We used a discrete effective tax rate method to calculate income taxes.
Income tax (expense) / benefit is comprised of the following:

	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
(In $ millions)
Current tax	(12.5)	(7.4)	(27.9)	(12.1)
Change in deferred tax	(0.9)	1.1	(0.8)	1.0
Total	(13.4)	(6.3)	(28.7)	(11.1)
The deferred tax assets related to our net operating losses were primarily generated in the United Kingdom and will not expire. We recognize a valuation allowance for deferred tax assets when it is more likely than not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near term if estimates of future taxable income change.
Note 9 - Income/loss Per Share
The computation of basic income/loss per share (“EPS”) is based on the weighted average number of shares outstanding during the period.

Our potentially anti-dilutive instruments for the six months ended June 30, 2023 were are as follows:

•9,220,000 share options outstanding issued to employees and directors;
•500,000 performance stock units issued to employees;
•88,584 restricted share units issued to directors; and
•34,027,031 shares associated with our convertible bonds due in May 2028 with a conversion price of $7.3471.

Diluted EPS for the six months ended June 30, 2023, the three months ended June 30, 2022 and the six months ended June 30, 2022, do not include the effect of the assumed conversion of potentially dilutive instruments listed above, due to losses sustained in these periods as this is deemed to have an anti-dilutive effect on our EPS.

For the three months ended June 30, 2023, the Company recognized net income, however, for the three months ended June 30, 2023, 34,027,031 shares associated with our convertible bonds due in May 2028 with a conversion price of $7.3471 have been excluded as they are anti-dilutive. In addition, the impact of 280,000 stock options and 500,000 performance share units using the treasury stock method were anti-dilutive, as the exercise price was higher than the average share price, and therefore have been excluded from the calculation.

Our potentially dilutive instruments for the three and six months ended June 30, 2022 were 5,532,480 share options outstanding issued to employees and directors and 5,504,080 shares associated with our convertible bonds due in May 2023 with a conversion price of $63.5892.

	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
Basic income (loss) per share	0.00	(1.09)	(0.03)	(1.45)
Diluted income (loss) per share	0.00	(1.09)	(0.03)	(1.45)

Issued ordinary shares at the end of the period	254,263,598	152,901,508	254,263,598	152,901,508
Weighted average numbers of shares outstanding for the period, basic	244,777,228	152,284,619	239,806,937	149,051,857
Dilutive effect of share options and RSU (1)	4,142,478	—	—	—
Weighted average numbers of shares outstanding for the period, diluted	248,919,706	152,284,619	239,806,937	149,051,857

(1) Includes the impact of 9,028,584 share options and 88,584 restricted stock units using the treasury stock method.

Note 10 - Restricted Cash
Restricted cash is comprised of the following:

	June 30, 2023	December 31, 2022
(In $ millions)
Restricted cash relating to the issuance of guarantees	—	10.1
Restricted cash relating to other	—	0.4
Total restricted cash	—	10.5
Less: amounts included in current restricted cash	—	(2.5)
Non-current restricted cash	—	8.0
In April 2023, we entered into a facility with DNB Bank ASA to provide guarantees and letters of credit of up to $25.0 million collateralized by the rigs that secure the $175.0 million facility, enabling the Company to free up the restricted cash previously collateralized for guarantees and recognized as restricted cash.
Note 11 - Other Current Assets
Other current assets are comprised of the following:

	June 30, 2023	December 31, 2022
(In $ millions)
VAT and other tax receivable	23.8	14.6
Client rechargeables	4.6	4.6
Right-of-use lease asset (1)	0.5	0.5
Corporate income taxes receivable	—	1.1
Other receivables	3.9	4.6
Total	32.8	25.4
(1) The right-of-use lease asset pertains to our office and yard leases.

Note 12 - Newbuildings
The table below sets forth the carrying value of our newbuildings:

	June 30, 2023	December 31, 2022
(In $ millions)
Opening balance	3.5	135.5
Disposals	—	(7.6)
Impairment	—	(124.4)
Total	3.5	3.5
No rigs were delivered in the six months ended June 30, 2023.
Impairment
During the six months ended June 30, 2023, we considered whether indicators existed that the carrying amounts of our newbuildings may not be recoverable as of June 30, 2023, and concluded that no indicators, events, or changes in circumstances, have occurred to warrant a change in the assumptions utilized in the December 31, 2022 impairment tests of our newbuilding jack-up rig fleet. We will continue to monitor developments in the markets in which we operate for indications that the carrying values of our long-lived assets are not recoverable.
Commitments
The remaining contracted installments as of June 30, 2023, payable on delivery, for the two Keppel newbuilds ordered in 2017 are approximately $294.8 million (see Note 18 - Commitments and Contingencies).

Note 13 - Jack-Up Rigs

	June 30, 2023	December 31, 2022
(In $ millions)
Opening balance	2,589.1	2,730.8
Additions	65.2	100.2
Depreciation and amortization	(55.4)	(114.9)
Disposals	—	(119.7)
Impairment	—	(7.3)
Total	2,598.9	2,589.1
Accumulated depreciation related to jack-up rigs as at June 30, 2023 is $538.0 million (as at December 31, 2022 was $482.6 million).
Depreciation of property, plant and equipment
In addition to the depreciation in the above table, the Company recognized depreciation of $0.4 million and $0.8 million for the three and six months ended June 30, 2023 related to property, plant and equipment ($0.4 million and $0.8 million for the three and six months ended June 30, 2022).
Impairment
During the six months ended June 30, 2023, we considered whether indicators of impairment existed that could indicate that the carrying amounts of our jack-up rigs may not be recoverable as of June 30, 2023, and concluded that no such events or changes in circumstances have occurred to warrant a change in the assumptions utilized in the December 31, 2022 impairment tests of our jack-up rig fleet. We will continue to monitor developments in the markets in which we operate for indications that the carrying values of our long-lived assets are not recoverable.

Note 14 - Other Non-Current Assets
Other long-term assets are comprised of the following:

	June 30, 2023	December 31, 2022
(In $ millions)
Deferred mobilization and contract preparation costs (1)	24.1	17.1
Deferred tax asset	2.6	3.5
Liquidated damages (2)	1.4	2.3
Right-of-use lease asset, non-current (3)	1.4	1.7
Deferred demobilization revenue (4)	0.5	1.5
VAT receivable	0.4	0.4
Prepayments	0.3	0.2
Total	30.7	26.7

(1) Non-current deferred mobilization and contract preparation costs relates to the non-current portion of contract mobilization and preparation costs for the jack-up rigs "Arabia I", "Arabia II", "Arabia III", "Saga", "Ran" and "Hild" (see Note 5 - Contracts with Customers).

(2) Relates to the non-current portion of liquidated damages associated with a known delay in the operational start date of two of our contracts, which is amortized over the firm contract terms and recognized as reduction of "Dayrate revenue" in the Consolidated Statements of Operations.

(3) The right-of-use lease asset pertains to our offices and yard leases.

(4) Non-current deferred demobilization revenue relates to demobilization revenue for one of our jack-up rigs, which will be billed upon contract completion.

Note 15 - Accrued Expenses
Accrued expenses are comprised of the following:

	June 30, 2023	December 31, 2022
(In $ millions)
Accrued goods and services received, not invoiced	35.7	22.2
Accrued payroll and bonus	7.9	8.6
Other accrued expenses (1)	47.0	50.0
Total	90.6	80.8

(1) Other accrued expenses include holding costs incurred with the shipyards, professional fees, management fees and other accrued expenses related to rig operations.

Note 16 - Debt
Short-term debt is comprised of the following:

	Principal Amount
(In $ millions)	June 30, 2023	December 31, 2022
PPL Delivery Financing	62.0	60.0
Hayfin Term Loan Facility	25.0	20.0
New DNB Facility	20.0	20.0
$350m Convertible Bonds	—	350.0
Principal Outstanding	107.0	450.0
Hayfin Facility Back-End Fee	0.5	0.4
New DNB Facility Back-End Fee	0.4	0.4
Deferred Finance Charges (3)	(10.0)	(4.9)
Carrying Value Short-Term Debt (1)	97.9	445.9
Long-term debt is comprised of the following:

	Principal Amount
(In $ millions)	June 30, 2023	December 31, 2022
PPL Delivery Financing	577.6	609.6
Keppel Delivery Financing	259.2	259.2
$250m Convertible Bonds	250.0	—
$150m Secured Bonds	150.0	—
New DNB Facility	145.0	130.0
Hayfin Term Loan Facility	118.9	134.0
Principal Outstanding	1,500.7	1,132.8
PPL Delivery Financing Back-End Fee	26.0	26.0
Keppel Delivery Financing Back-End Fee	13.5	13.5
New DNB Facility Back-End Fee	2.9	2.6
Hayfin Facility Back-End Fee	2.4	2.8
Effective Interest Rate Adjustments (2)	16.5	19.8
Deferred Finance Charges (3)	(20.3)	(6.4)
Carrying Value Long-Term Debt (1)	1,541.7	1,191.1

(1) Carrying amounts in the table above include, where applicable, deferred financing fees and certain interest adjustments to allow for variations in interest payments to be straight lined.

(2) Effective interest rate adjustments relate to the Keppel Delivery Financing Facility, PPL Delivery Financing Facility and new DNB Facility, all of which have variations in base interest rates throughout their terms.
(3) As at June 30, 2023, deferred finance charges include the unamortized legal and bank fees associated with the new DNB facility, amended Hayfin Term Loan Facility, $250.0 million Convertible Bond, $150.0 million Secured Bond, the unamortized extension fee associated with the amended PPL Delivery Financing Facility as well as the debt issuance cost associated with the fair value of the Share Lending Agreement (see Note 21 - Common Shares).

At June 30, 2023 the scheduled maturities of our debt were as follows:

Maturities
(In $ millions)
2023	50.0
2024	114.0
2025	870.9
2026	322.8
Thereafter	250.0
Total principal debt	1,607.7

Set forth below is a summary of some of the key terms of our New Secured Facility with DNB Bank ASA ("DNB Facility"), our Unsecured Convertible Bonds due in 2028 and our Senior Secured Bonds due in 2026, which were issued, entered into or amended in 2023.

DNB Facility
In April 2023, we amended our $150.0 million bilateral facility provided by DNB Bank ASA, increasing the facility to $175.0 million. No other amendments were made to the existing terms and conditions of the agreement. We drew down the additional $25.0 million in April 2023 which the Company intends to use for general corporate purposes. In addition, the Company entered into a facility with DNB Bank ASA to provide guarantees and letters of credit of up to $25.0 million collateralized by the rigs that secure the $175.0 million facility, enabling the Company to free up certain restricted cash which was collateralized for guarantees and recognized in the Consolidated Balance Sheets as restricted cash as at December 31, 2022. During the six months ended June 30, 2023, the Company made a principal repayment on the facility of $10.0 million.
Unsecured Convertible Bonds due 2028 ($250M Convertible Bonds)
In February 2023, we raised gross proceeds of $250.0 million through the issuance of new unsecured convertible bonds, which mature in February 2028, the proceeds of which have been used to repay in part our Convertible Bonds which were due in May 2023. The initial conversion price is $7.3471 per share, with the full amount of the convertible bonds convertible into 34,027,031 shares. The convertible bonds have a coupon of 5.0% per annum payable semi-annually in arrears in equal installments. The terms and conditions governing our convertible bonds contain customary events of default, including failure to pay any amount due on the bonds when due, and certain restrictions, including, among others, restrictions on disposal of assets and our ability to carry out any merger or corporate reorganization, subject to exceptions.
In connection with the $250.0 million Convertible Bonds, the Company entered into a Share Lending Framework Agreement ("SLFA") with DNB Markets ("DNB") and Drew Holdings Limited ("Drew") with the intention of making up to 25.0 million common shares ("Issuer Lending Shares") available to lend to DNB for the purposes of allowing the holders of the New Convertible Bonds to perform hedging activities on the Oslo Stock Exchange ("OSE") (see Note 21 - Common Shares).
Senior Secured Bonds due 2026 ($150M Secured Bonds)
In February 2023, we raised gross proceeds of $150.0 million through the issuance of senior secured bonds, which mature in February 2026, the proceeds of which were used to repay the remaining parts of our Convertible Bonds due in May 2023 not repaid by the funds of the Unsecured Convertible Bonds due 2028, and for general corporate purposes. The senior secured bonds have a coupon of 9.50% per annum payable semi-annually in arrears in equal installments, and are secured by, among other assets, first priority mortgages over the jack-up rigs “Frigg”, “Odin” and “Ran”.
The terms and conditions governing our senior secured bonds contain customary events of default, including failure to pay any amount due on the bonds when due, and certain restrictions, including, among others, restrictions on incurring additional indebtedness and entering into joint ventures; restrictions on dividends and investments and repurchases of our shares, restrictions on providing financial support, restrictions on disposals of assets, a negative pledge over certain assets and restrictions on new secured debt, to carry out any merger or corporate reorganization, subject to exceptions.
Furthermore, a change of control event occurs if any person obtains a majority of the voting rights in the Company or the right to elect or remove a majority of the board, upon which each bondholder will have the right to require that the Company purchases all or some of the bonds held by that bondholder at a price equal to 101.00% of the nominal amount. Further, the terms and conditions governing our senior secured bonds contain customary events of default and the corresponding acceleration of the bonds, which include, among others, non-payment, cross default, breach of covenants, misrepresentation, insolvency, any expropriation, sequestration or execution of any assets having an aggregate value exceeding $10 million.
The terms and conditions governing our senior secured bonds include certain financial covenants, including a requirement that we maintain: (i) a minimum equity ratio until December 31, 2023, equal to or higher than 20% and from January 1 2024 and thereafter equal to or higher than 25%; (ii) a minimum liquidity until December 31, 2023 equal to or higher than $15 million and from January 1, 2024 and thereafter equal to or higher than $50 million; and (iii) positive working capital.

Our Convertible Bonds due 2023

As noted above, in February 2023, we raised $250.0 million gross proceeds through the issuance of the New Convertible Bonds, due in 2028 and $150.0 million gross proceeds through the issuance of Senior Secured Bonds, due in 2026. During the six months ended June 30, 2023, part of the proceeds of these financings were applied to repay our $350.0 million Convertible Bonds, which were due in May 2023.
Interest
The weighted average nominal interest rate for all of our interest-bearing debt was 8.9% for the six months ended June 30, 2023 (5.8% for the six months ended June 30, 2022). Excluding our Convertible Bonds, the weighted average interest rate for our interest-bearing debt was 10.3% for the six months ended June 30, 2023 (6.2% for the six months ended June 30, 2022).
Covenants

As at June 30, 2023, we were in compliance with the covenants and our obligations under our debt agreements.
Note 17 - Other Current Liabilities
Other current liabilities are comprised of the following:

	June 30, 2023	December 31, 2022
(In $ millions)
VAT payable	21.4	22.7
Other current taxes payable (1)	17.2	11.4
Corporate income taxes payable	2.5	—
Operating lease liability, current	0.5	0.5
Accrued payroll and severance	0.5	0.2
Other current liabilities	1.4	1.4
Total	43.5	36.2
(1) Other current taxes payable include withholding tax, payroll tax and other indirect tax related liabilities.
Note 18 - Commitments and Contingencies
The Company has the following delivery installment commitments:

	June 30, 2023	December 31, 2022
(in $ millions)
Delivery installments for jack-up drilling rigs	294.8	294.8
Total	294.8	294.8
The following table sets forth when our commitments fall due as of June 30, 2023:

(In $ millions)	Less than 1 year	1-2 years	2-3 years	Thereafter	Total
Delivery installments for jack-up rigs	—	—	294.8	—	294.8
Other commercial commitments
We have other commercial commitments which contractually obligate us to settle with cash under certain circumstances. Bank and parent company guarantees entered into between certain customers and governmental bodies guarantee our performance regarding certain drilling contracts, customs import duties and other obligations in various jurisdictions.
The Company has the following guarantee commitments:

	June 30, 2023	December 31, 2022
(in $ millions)
Bank guarantees and performance bonds(1)	21.6	9.7
Total	21.6	9.7

(1) In April 2023, the Company entered into a facility with DNB Bank ASA to provide guarantees and letters of credit of up to $25.0 million collateralized by the rigs that secure the $175.0 million facility, enabling the Company to free up the restricted cash used to be collateralized for guarantees and recognized in the Consolidated Balance Sheets as restricted cash. As a result, no restricted cash is supporting bank guarantee as at June 30, 2023 ($10.1 million as at December 31, 2022). See Note 10 - Restricted Cash).
As at June 30, 2023, the expected expiration dates of these obligations are as follows:

(In $ millions)	Less than 1 year	1–3 years	Total
Bank guarantees and performance bonds	20.4	1.2	21.6
Assets pledged as collateral

	June 30, 2023	December 31, 2022
(in $ millions)
Book value of jack-up rigs pledged as collateral for debt facilities	2,598.9	2,396.2
Note 19 - Related Party Transactions
a) Transactions with entities over which we have significant influence
We provided three rigs on a bareboat basis to Perfomex to service its contracts with Opex and two rigs on a bareboat basis to Perfomex II to service its contract with Akal. Perfomex and Perfomex II provided the jack-up rigs under traditional dayrate and technical service agreements to Opex and Akal, respectively. This structure enabled Opex and Akal to provide bundled integrated well services to Pemex. Effective October 20, 2022, we provide all five rigs on a bareboat basis to Perfomex, to service its contracts with Opex and Akal. The bareboat revenue from these contracts is recognized as "Related party revenue" in the Unaudited Consolidated Statements of Operations.
For the three and six months ended June 30, 2023 and 2022, the bareboat revenues from our related parties consisted of the following:

	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
(In $ millions)
Bareboat Revenue - Perfomex	32.4	9.5	62.7	20.2
Bareboat Revenue - Perfomex II	—	8.1	—	16.1
Total	32.4	17.6	62.7	36.3
For the three and six months ended June 30, 2023 and 2022, repayment of loans from our equity method investments consisted of the following:

	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
(In $ millions)
Perfomex	(9.8)	—	(9.8)	—
Total	(9.8)	—	(9.8)	—
Receivables: The balances with the joint ventures as of June 30, 2023 and December 31, 2022 consisted of the following:

	June 30, 2023	December 31, 2022
(In $ millions)
Perfomex	79.3	62.9
Perfomex II	2.5	2.7
Total	81.8	65.6

b) Transactions with Other Related Parties
Expenses: The transactions with other related parties for three and six months ended June 30, 2023 and 2022 consisted of the following:

	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
(In $ millions)
Magni Partners Limited (1)	(0.1)	(0.1)	(0.2)	(0.5)
Drew Holdings Limited (2)	(0.3)	—	(1.0)	—
Front End Limited Company (3)	(0.6)	—	(1.1)	—

(1) Magni Partners Limited ("Magni") is a party to a Corporate Services Agreement with the Company, pursuant to which it provides strategic advice and assists in sourcing investment opportunities, financing and other such services as the Company wishes to engage, at the Company's option. There is both a fixed and variable element of the agreement, with the fixed cost element representing Magni's fixed costs and any variable element being at the Company's discretion. Mr. Tor Olav Trøim, the Chairman of our Board, is the sole owner of Magni.
(2) Mr. Tor Olav Trøim, the Chairman of our Board, is the sole owner of Drew Holdings Limited ("Drew"). In January 2023 Drew entered into a Share Lending Framework Agreement ("SLFA") with the Company and DNB Markets for the purposes of facilitating investors’ hedging activities in connection with the $250.0 million Senior Unsecured Convertible bonds due in 2028. In order to make the Company's shares available for lending, and only until a certain number of new shares were issued by the Company in connection with such lending arrangement, Drew made up to 15 million shares available to DNB Markets under the SLFA to facilitate such lending to the convertible bond investors requiring such hedging activities. Under the terms of the SLFA, the Company incurred fees payable to Drew for the shares available for lending (see Note 21 - Common Shares).
(3) Front End Limited Company ("Front End") owns 3% of Borr Arabia Well Drilling LLC, an entity that is consolidated by Borr Drilling Limited and incorporated in the Kingdom of Saudi Arabia (the "KSA"). Front End is a party to a Management Agreement with Borr Arabia Well Drilling LLC to provide management services in the KSA, for which it receives a management fee.
In addition, in January 2023, the Company recognized $1.3 million payable to Magni under a Call-off Contract to cover direct costs related to assistance in relation to the Unsecured Convertible Bonds and Secured Bonds completed in February 2023. As these costs are directly attributable to the issuance of these bonds, the amount was recognized as a deferred finance charge and will be amortized over the term of the facilities as "Other Financial Expenses, net" in the Unaudited Consolidated Statements of Operations.

Note 20 - Fair Value of Financial Instruments
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data
The carrying value and estimated fair value of our financial instruments at June 30, 2023 and December 31, 2022 were as follows:

		As at June 30, 2023		As at December 31, 2022
(In $ millions)	Hierarchy	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents (1)	1	83.8	83.8	108.0	108.0
Restricted cash (1)	1	—	—	2.5	2.5
Trade receivables (1)	1	53.9	53.9	43.0	43.0
Other current assets (1)	1	32.8	32.8	25.4	25.4
Due from related parties (1)	1	81.8	81.8	65.6	65.6
Non-current restricted cash (1)	1	—	—	8.0	8.0

Liabilities
Trade payables (1)	1	37.8	37.8	47.7	47.7
Accrued expenses (1)	1	90.6	90.6	80.8	80.8
Short term accrued interest and other items (1)	1	76.3	76.3	77.7	77.7
Other current liabilities (1)	1	43.5	43.5	36.2	36.2
Short-term debt (2)	1	107.9	107.9	100.8	100.8
Short-term debt (3)	2	—	—	330.8	350.0
Long-term debt (2)	1	1,295.5	1,295.5	1,177.7	1,177.7
Long-term debt (4)	2	247.5	250.0	—	—
(1) The carrying values approximate the fair values due to their near term expected receipt/payment of cash.
(2) Short-term and long-term debt excludes deferred charges and effective interest rate adjustments.

(3)This relates to our 3.875% convertible bonds which were due in May 2023 and which were fair valued using observable market-based inputs.

(4)This relates to our 5.00% convertible bonds due in 2028 which are fair valued using observable market-based inputs.

Share Lending Agreement
In addition, during the six months ended June 30, 2023, the Company recognized a deferred finance charge in the amount of $12.4 million in relation to our Share Lending Framework Agreement ("SFLA") , which was fair valued using observable market-based inputs and is amortized over the term of the $250.0 million Convertible Bonds. During the six months ended June 30, 2023, $1.0 million was amortized and recognized in "Other Financial Expenses, net" in the Unaudited Consolidated Statements of Operations. As at June 30, 2023, the current element of the unamortized deferred finance charge of $2.5 million and the non-current element of the unamortized deferred finance charge of $8.9 million are presented as a reduction to short-term and long-term debt, respectively, in the Unaudited Consolidated Balance Sheets (see Note 21 - Common Shares).
Note 21 - Common Shares
Authorized share capital

	June 30, 2023	December 31, 2022
(Number of shares of $0.10 each)
Authorized shares	315,000,000	255,000,000
On February 23, 2023, the Company's shareholders, in a Special General Meeting, approved an increase in the Company's authorized share capital of 60,000,000 new common shares with a nominal value of $0.10 per common share.

Issued and outstanding share capital

	June 30, 2023	December 31, 2022
(Number of shares of $0.10 each)
Issued	254,263,598	229,263,598
Treasury shares	9,160,866	315,511
Outstanding	245,102,732	228,948,087
The Company issued 15.0 million shares and 10.0 million shares of par value $0.10 each on January 31, 2023 and February 24, 2023, respectively, which were subsequently repurchased into treasury. On February 22, 2023, the Company loaned 15.0 million shares to one of its shareholders at nil consideration (see Share Lending Agreement below).
As of June 30, 2023, our shares were listed on the OSE and the New York Stock Exchange ("NYSE"). Of the total issued shares as at March 31, 2023, 25.0 million were not available for trading on the OSE. As at April 19, 2023, the prospectus registering the 25.0 million shares was accepted and all issued shares from this date were available for trading on both the OSE and the NYSE.
Share Lending Agreement
In connection with the $250.0 million Convertible Bonds (see Note 16 - Debt), the Company entered into a Share Lending Framework Agreement ("SLFA") with DNB Markets ("DNB") and Drew Holdings Limited ("Drew") with the intention of making up to 25.0 million common shares ("Issuer Lending Shares") available to lend to DNB for the purposes of allowing the holders of the New Convertible Bonds to perform hedging activities on the OSE. The SLFA contains a provision that the Issuer Lending Shares be available only for trading on the OSE. At the date of the execution of the SLFA, the Company did not have sufficient number of common shares available for trading on the OSE and therefore began the process of issuing new shares and making them available for trading on the OSE by way of a listing prospectus (the “Prospectus Event”).
The Company and Drew, a shareholder of the Company, separately entered into a Share Loan Agreement (“SLA”) in which Drew would make up to 15.0 million of its shares available to DNB (“Drew Shares”) until the Prospectus Event. During this period, the Company would lend to Drew 15.0 million of its shares that were not yet available for trading on the OSE. The Prospectus Event occurred on April 19, 2023, at which time Drew returned such shares back to Borr. In addition, DNB borrowed an equivalent amount of Drew Shares from Borr to redeliver these shares back to Drew (the “Settlement”).
The "Loan Period" of the SLFA is defined as the earlier of (a) the date the SLFA is terminated (b) any date the convertible bonds are either redeemed or converted into the Company’s shares in full and (c) the maturity date of the convertible bond in 2028. At the expiration of the Loan Period, DNB must return all of the Issuer Lending Shares back to Borr. During the Loan Period, if an investor returns any lending share to DNB, DNB shall return such lending shares back to the Company immediately. The Company receives no proceeds from lending out the Issuer Lending Shares to DNB. DNB must charge each investor a lending fee of a maximum of 0.5% per annum in which for the first six months from the date of the SLFA, the Company agrees to compensate DNB so that the lending fee DNB receives in total will be 1.0% per annum. There is no compensation that the Company pays DNB for returning the Issuer Lending Shares to the Company. There is no unilateral mechanism given to either party in choosing to settle in cash except for a very limited scenario involving default. DNB is not required to provide collateral for borrowing the shares. There are no dividends paid to DNB as a result of lending out the Issuer Lending Shares.
At issuance, the share lending agreement was accounted for under ASC 470-20 as a "Deferred Finance Charge" of the $250.0 million Convertible Bonds, with an offset to "Additional Paid in Capital" in the Consolidated Balance Sheets. The share lending agreement was measured at a fair value in accordance with ASC 820 at inception and the Company recognized $12.4 million accordingly.
Under the terms of the SLA, the Company incurs fees payable to Drew which are calculated based on the market-based value of the borrowed shares by DNB from Drew at the interest rate of the New Convertible Bonds. During the three and six months ended June 30, 2023, such fees of $0.3 million and $1.0 million were incurred (see Note 19 - Related Party Transactions).
Further, as part of the SLA, the Company also guaranteed to reimburse Drew in the event DNB does not return the Drew Shares at a price equal to the higher of the Company’s share price and NOK 56.36. As DNB returned in full the shares borrowed from Drew on April 19, 2023, the Company was not required to fulfil the guarantee. The fair value of the guarantee was concluded to be immaterial as at March 31, 2023.
As of March 31, 2023, 14,232,778 shares had been drawn by DNB from Drew which were repaid upon Settlement on April 19, 2023, by DNB drawing this same number of shares from the Company. As of June 30, 2023, the Company lent 16,154,645 shares to DNB for the purposes of allowing the holders of the New Convertible Bonds to perform hedging activities on the OSE.
As of June 30, 2023, the unamortized amount of the issuance costs associated with the SLFA was $11.4 million.

Note 22 - Subsequent Events
During July 2023, we sold 1,293,955 shares under our ATM program, raising gross proceeds of $9.7 million and net proceeds of $9.6 million, with compensation paid by the Company to Clarksons Securities of $0.1 million.
On August 16, 2023, the Company issued 1,000,000 new common shares to be held in treasury and used for issuances in connection with the exercise of vested share options under the Company's existing share option program.

The Company's issued share capital following the issuance of shares under our ATM program as well as the issuance of shares in connection with the Company's long-term incentive plan was 256,557,553 common shares with a par value of $0.10 per share.